

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Andrew L. Hopkins, DPhil
Chief Executive Officer
Exscientia Ltd
Level 3, Dundee One River Court
5 West Victoria Dock Road
Dundee DD1 3JT
United Kingdom

Re: Exscientia Ltd
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted August 9, 2021
CIK No. 0001865408

Dear Dr. Hopkins:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 2

1. We note your revisions in response to prior comment 1. Please revise the Overview section to clarify that you have never developed a medicine that has received regulatory approval and that your most advanced drug candidate is in a Phase 1 clinical trial. This information is necessary to explain the status of the business and to balance your statement in the Overview section concerning the goal of improving the probability of

success, time and cost involved with creating new medicines as well as the performance claims you highlight elsewhere in the Summary.

First AI system proven to improve clinical outcomes in oncology, page 2

2.   Please tell us your basis for asserting that the system is "proven." In this regard, we refer to your June 14, 2021 press release which contains links to an article and abstract concerning the EXALT-1 trial. More specifically, we note that the "Interpretation" section of the article indicates that the EXALT-1 findings "warrant further investigation" and the abstract indicates that the EXALT-1 results have prompted the EXALT-2 trial, which unlike the EXALT-1 trial, is a randomized trial.

3.   Revise to clarify, if true, that you plan to use the platform for drug development efforts and not as a commercial product intended for diagnosing and treating patients in a clinical setting.

Unprecedented efficiency, page 3

4.   We note the revision you made on page 3 in response to prior comment 9 explaining the term "novel optimised drug candidates"; however, we are not able to locate changes addressing the remainder of that comment. With respect to the speed of asset generation, tell us why you measure from the date of patent filings as opposed to the date of IND or comparable foreign regulatory submission. Also tell us whether the average for these candidates is representative of the broader pipeline/ongoing projects.

5.   Please tell us your basis for asserting that your efficiency is "unprecedented." In this regard, we note that the comparisons you make in this section are relative to industry averages.

Shifting the curve through improved probability of success, time and cost, page 4

6.   Please revise the heading and the disclosure that follows to avoid the implication that you have successfully developed an approved drug in a more rapid or cost effective manner than others in the industry. In this regard, it appears premature for you to assert "improved probability of success" particularly when your risk factor disclosure explains that you have not yet demonstrated the ability to "successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on (y)our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization." Please consider your use of the word "success" elsewhere in the document, including in the first paragraph on page 4.

7.   With reference to the comment above, please revise to remove the chart added on page 4 given that you do not appear to have a basis to claim better medicines, accelerated speed to market, higher returns or a higher probability of success.

Our Internal and Collaboration Projects, page 7

8.	We note the revisions made to the format and description of your pipeline table in response to prior comment 10 and reissue the comment in part. Please revise the table to identify the specific indications that your Phase 1 candidate and the three preclinical candidates seek to treat.

9.	We refer to prior comment 11 and note your revisions and the new graphic at the top of page 7. As noted in prior comment 11, we do not object to the inclusion of a pipeline table that depicts your Phase 1 and three preclinical candidates and a second appropriately-labeled table depicting your discovery stage programs. We believe, however, that it is confusing and imbalanced to highlight the status of the same product candidates in two separate tables within your Summary presentation. Please revise accordingly.

Deals, page 173

10.	We note your response to prior comment 18. Please revise to disclose the terms of the Bristol Myers Squibb, Bayer and Sanofi agreements in greater detail, including without limitation, the term and termination provisions, aggregate amounts received or paid to-date under the agreement, aggregate future potential milestone payments and range of royalty rates. Also, please file these three agreements as exhibits or provide us an analysis specific to each agreement. For instance, we note that your tables on page 7 indicate that Bristol Myers Squibb is involved in three of your most advanced programs and the size of the delivered and potential payments discussed on page 173 appear material.

	You may contact Tracie Mariner at (202) 551-3744 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:	David Boles